SOSID: 1875620
Date Filed: 8/2/2019 11:24:00 AM
Elaine F. Marshall
North Carolina Secretary of State
C2019 212 02222

State of North Carolina
Department of the Secretary of State

ARTICLES OF INCORPORATION

Pursuant to §55-2-02 of the General Statutes of North Carolina, the undersigned does hereby submit these Articles of Incorporation for the purpose of forming a business corporation.

1. The name of the corporation is: Ancient Essentials Inc
2. The number of shares the corporation is authorized to issue is: 10,000
3. These shares shall be: *(check either a or b)*

   a. ☑ All of one class, designated as common stock; or

   b. ☐ Divided into classes or series within a class as provided in the attached schedule, with the information required by N.C.G.S. Section 55-6-01.
4. The name of the initial registered agent is: Thomas Eugene Taylor
5. The North Carolina street address and county of the initial registered office of the corporation is:

   Number and Street 1205 Executive Dr.

   City Kinston State NC Zip Code 28501 County Lenoir
6. The mailing address, ***if different from the street address***, of the initial registered office is:

   Number and Street PO Box 1140

   City Kinston State NC Zip Code 28503 County Lenoir
7. Principal office information: ***(must select either a or b.)***

   a. ☑ The corporation has a principal office.

   The principal office telephone number: 252-523-2701

   The street address and county of the principal office of the corporation is:

   Number and Street 1205 Executive Dr.

   City Kinston State NC Zip Code 28501 County Lenoir

   The mailing address, ***if different from the street address***, of the principal office of the corporation is:

   Number and Street PO Box 1140

   City Kinston State NC Zip Code 28503 County Lenoir

   b. ☐ The corporation does not have a principal office.

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8-5-19
A001920
20100176 28

Business Corporation

Legal Name
Ancient Essentials Inc

Information

SosId: 1875620
Status: Current-Active
Annual Report Status: Current
Citizenship: Domestic
Date Formed: 8/2/2019
Fiscal Month: December
Registered Agent: Howard, Clayton Dwight

Addresses

Principal Office	Reg Office	Reg Mailing	Mailing
1205 Executive Drive	1205 Executive Drive	PO Box 1140	PO Box 1140
Kinston, NC 28501	Kinston, NC 28501	Kinston, NC 28503	Kinston, NC 28503

Officers

Stock

Class: Common
Shares: 10000
No Par Value: Yes

8-5-19

8. Any other provisions, which the corporation elects to include, i.e., the purpose of the corporation, are attached.

9. The name and address of each incorporator is as follows:

Name	Address
Jennifer Conner	1205 Executive Drive Kinston, NC 28501

10. **(Optional):** Listing of Company Officers (See instructions on why this is important)

Name	Address	Title

11. **(Optional):** Please provide a business e-mail address: **Privacy Redaction**
The Secretary of State's Office will e-mail the business automatically at the address provided at no charge when a document is filed. The e-mail provided will not be viewable on the website. For more information on why this service is being offered, please see the instructions for this document.

12. These articles will be effective upon filing, unless a future date is specified: ____________

This the 31st day of July 20 19

Signature *Incorporator*

Jennifer Conner, Secretary
Type or Print Name and Title

NOTES:
1. **Filing fee is $125. This document must be filed with the Secretary of State.**

BYLAWS
OF
ANCIENT ESSENTIALS, INC

ARTICLE I
SHAREHOLDERS

Section 1. <u>Annual Meeting</u> . An annual meeting shall be held once each calendar year for the purpose of electing directors and for the transaction of such other business as may properly come before the meeting. The annual meeting shall be held at the time and place designated by the Board of Directors from time to time.

Section 2. <u>Special Meetings</u> . Special meetings of the shareholders may be requested by the President, the Board of Directors, or the holders of a majority of the outstanding voting shares.

Section 3. <u>Notice</u> . Written notice of all shareholder meetings, whether regular or special meetings, shall be provided under this section or as otherwise required by law. The Notice shall state the place, date, and hour of meeting, and if for a special meeting, the purpose of the meeting. Such notice shall be mailed to all shareholders of record at the address shown on the corporate books, at least 10 days prior to the meeting. Such notice shall be deemed effective when deposited in ordinary U.S. mail, properly addressed, with postage prepaid.

Section 4. <u>Place of Meeting</u> . Shareholders` meetings shall be held at the corporation's principal place of business unless otherwise stated in the notice. Shareholders of any class or series may participate in any meeting of shareholders by means of remote communication to the extent the Board of Directors authorizes such participation for such class or series. Participation by means of remote communication shall be subject to such guidelines and procedures as the Board of Directors adopts. Shareholders participating in a shareholders' meeting by means of remote communication shall be deemed present and may vote at such a meeting if the corporation has implemented reasonable measures: (1) to verify that each person participating remotely is a shareholder, and (2) to provide such shareholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting, substantially concurrent with such proceedings.

Section 5. <u>Quorum</u> . A majority of the outstanding voting shares, whether represented in person or by proxy, shall constitute a quorum at a shareholders` meeting. In the absence of a quorum, a majority of the represented shares may adjourn the meeting to another time without further notice. If a quorum is represented at an adjourned meeting, any business may be transacted that might have been transacted at the meeting as originally scheduled. The shareholders present at a meeting

represented by a quorum may continue to transact business until adjournment, even if the withdrawal of some shareholders results in representation of less than a quorum.

ARTICLE II
DIRECTORS

Section 1. Number of Directors . The corporation shall be managed by a Board of Directors consisting of 2 director(s).

Section 2. Election and Term of Office . The directors shall be elected at the annual shareholders` meeting. Each director shall serve a term of 5 year(s), or until a successor has been elected and qualified.

Section 3. Quorum . A majority of directors shall constitute a quorum.

Section 4. Adverse Interest . In the determination of a quorum of the directors, or in voting, the disclosed adverse interest of a director shall not disqualify the director or invalidate his or her vote.

Section 5. Regular Meeting . An annual meeting shall be held, without notice, immediately following and at the same place as the annual meeting of the shareholders. The Board of Directors may provide, by resolution, for additional regular meetings without notice other than the notice provided by the resolution.

Section 6. Special Meeting . Special meetings may be requested by the President, Vice-President, Secretary, or any two directors by providing five days' written notice by ordinary United States mail, effective when mailed. Minutes of the meeting shall be sent to the Board of Directors within two weeks after the meeting.

Section 7. Procedures . The vote of a majority of the directors present at a properly called meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by law or by these by-laws for a particular resolution. A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless their dissent shall be entered in the minutes of the meeting. The Board shall keep written minutes of its proceedings in its permanent records.

If authorized by the governing body, any requirement of a written ballot shall be satisfied by a ballot submitted by electronic transmission, provided that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the member or proxy holder.

Section 8. <u>Removal / Vacancies</u> . A director shall be subject to removal, with or without cause, at a meeting of the shareholders called for that purpose. Any vacancy that occurs on the Board of Directors, whether by death, resignation, removal or any other cause, may be filled by the remaining directors. A director elected to fill a vacancy shall serve the remaining term of his or her predecessor, or until a successor has been elected and qualified.

Section 9. <u>Resignation</u> . Any director may resign effective upon giving written notice to the chairperson of the board, the president, the secretary or the Board of Directors of the corporation, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Section 10. <u>Committees</u> . To the extent permitted by law, the Board of Directors may appoint from its members a committee or committees, temporary or permanent, and designate the duties, powers and authorities of such committees.


ARTICLE III
OFFICERS


Section 1. <u>Number of Officers</u> . The officers of the corporation shall be a President, a Treasurer, and a Secretary.

> **President/Chairman.** The President shall be the chief executive officer and shall preside at all meetings of the Board of Directors and its Executive Committee, if such a committee is created by the Board.

> **Secretary.** The Secretary shall give notice of all meetings of the Board of Directors and Executive Committee, if any, shall keep an accurate list of the directors, and shall have the authority to certify any records, or copies of records, as the official records of the corporation. The Secretary shall maintain the minutes of the Board of Directors' meetings and all committee meetings.

> **Treasurer/CFO.** The Treasurer shall be responsible for conducting the financial affairs of the corporation as directed and authorized by the Board of Directors and Executive Committee, if any, and shall make reports of the corporation's finances as required, but no less often than at each meeting of the Board of Directors and Executive Committee.

Section 2. <u>Election and Term of Office</u> . The officers shall be elected annually by the Board of Directors at the first meeting of the Board of Directors, immediately following the annual meeting of

the shareholders. Each officer shall serve a one year term or until a successor has been elected and qualified.

Section 3. <u>Removal or Vacancy</u> . The Board of Directors shall have the power to remove an officer or agent of the corporation. Any vacancy that occurs for any reason may be filled by the Board of Directors.

ARTICLE IV
CORPORATE SEAL, EXECUTION OF INSTRUMENTS

The corporation shall not have a corporate seal. All instruments that are executed on behalf of the corporation which are acknowledged and which affect an interest in real estate shall be executed by the President or any Vice-President and the Secretary or Treasurer. All other instruments executed by the corporation, including a release of mortgage or lien, may be executed by the President or any Vice-President. Notwithstanding the preceding provisions of this section, any written instrument may be executed by any officer(s) or agent(s) that are specifically designated by resolution of the Board of Directors.

ARTICLE V
AMENDMENT TO BYLAWS

The bylaws may be amended, altered, or repealed by the Board of Directors or the shareholders by a majority of a quorum vote at any regular or special meeting; provided however, that the shareholders may from time to time specify particular provisions of the bylaws which shall not be amended or repealed by the Board of Directors.

ARTICLE VI
STOCK CERTIFICATES

The corporation may issue shares of the corporation's stock without certificates. Within a reasonable time after the issue or transfer of shares without certificates, the corporation shall send the shareholder a written statement of the information that is required by law to be on the certificates. Upon written request to the corporate secretary by a holder of such shares, the secretary shall provide a certificate in the form prescribed by the directors.

ARTICLE VII
DISSOLUTION

The corporation may be dissolved only with authorization of its Board of Directors given at a special meeting called for that purpose, and with the subsequent approval by no less than two-thirds (2/3) vote of the members.

Certification

Thomas Taylor, Secretary of Ancient Essentials, INC hereby certifies that the foregoing is a true and correct copy of the bylaws of the above-named corporation, duly adopted by the incorporator(s) on September 01, 2019.

This Corporate Bylaws is executed and agreed to by:

Thomas E. Taylor

Thomas E. Taylor
amytaylorprocaccini@gmail.com
April 08, 2020 at 10:03 am
Recorded at IP 66.76.196.210